COVER SHEET

TRIPMIX INC.

FINANCIAL STATEMENTS

(Incorporated 21-Jun-2024)

For the Years Ended:
31-December-2024
31-December-2025

(Unaudited)

Tripmix Inc.
INCOME STATEMENT

Incorporation Date: 21-Jun-2024

For the Year Ended December 31
(In thousands, except per share data)

	Note	2025	2024
REVENUE:			
Sales Revenue	1	$ -	$ -
Commission Revenue	1	$ 1	$ -
Other Revenue	1	$ -	$ -
Total Revenue		**$ 1**	**$ -**
COST OF GOODS SOLD:			
Cost of Sales	2	$ -	$ -
Cost of Services	2	$ -	$ -
Total Cost of Goods Sold		**$ -**	**$ -**
GROSS PROFIT		**$ 1**	**$ -**
OPERATING EXPENSES:			
Marketing Expenses	3	$ 8	$ 1
General & Administrative	3	$ 4	$ 0
Research & Development	3	$ 29	$ 2
Depreciation & Amortization	4	$ -	$ -
Total Operating Expenses		**$ 41**	**$ 3**
OPERATING INCOME		**$ (40)**	**$ (3)**
OTHER INCOME (EXPENSE):			
Interest Income	5	$ -	$ -
Interest Expense	5	$ -	$ -
Other Income (Expense)	5	$ -	$ -
Total Other Income (Expense)		$ -	$ -
INCOME/(LOSS) BEFORE TAXES		**$ (40)**	**$ (3)**

Tripmix Inc.
INCOME STATEMENT

Incorporation Date: 21-Jun-2024

For the Year Ended December 31
(In thousands, except per share data)

	Note	2025	2024
Income Tax Expense	6	$ -	$ -
NET INCOME / (LOSS)		**$ (40)**	**$ (3)**
EARNINGS PER SHARE ($1 USD):			
Basic EPS	7	$ (0.00)	$ (0.00)
Diluted EPS	7	$ (0.00)	$ (0.00)
WEIGHTED AVERAGE SHARES:			
Basic	7	9,000,000	9,000,000
Diluted	7	10,000,000	10,000,000

Tripmix Inc.
BALANCE SHEET

Incorporation Date: 21-Jun-2024

For the Year Ended December 31
(In thousands)

	Note	2025	2024
ASSETS			
CURRENT ASSETS:			
Cash and Cash Equivalents	8	$ 3	$ 2
Accounts Receivable, net	9	$ -	$ -
Inventory	10	$ -	$ -
Prepaid Expenses	11	$ -	$ -
Other Current Assets		$ -	$ -
Total Current Assets		**$ 3**	**$ 2**
NON-CURRENT ASSETS:			
Property, Plant & Equipment, net	12	$ -	$ -
Intangible Assets, net	13	$ -	$ -
Startup Costs - Net	14	$ -	$ -
Gross		$ -	$ -
Accumulated Amort		$ -	$ -
Investment in Subsidiaries	15	$ -	$ -
Other Non-Current Assets		$ -	$ -
Total Non-Current Assets		**$ -**	**$ -**
TOTAL ASSETS		**$ 3**	**$ 2**
LIABILITIES AND EQUITY			
CURRENT LIABILITIES:			
Accounts Payable	16	$ -	$ -
Accrued Liabilities	17	$ 1	$ -
Short-term Debt	18	$ -	$ -
Current Portion of Long-term Debt	18	$ -	$ -
Other Current Liabilities		$ -	$ -
Total Current Liabilities		**$ 1**	**$ -**

Tripmix Inc.
BALANCE SHEET

Incorporation Date: 21-Jun-2024

For the Year Ended December 31
(In thousands)

	Note	2025	2024
NON-CURRENT LIABILITIES:			
Long-term Debt	18	$ -	$ -
Deferred Tax Liabilities	19	$ -	$ -
Other Non-Current Liabilities		$ -	$ -
Total Non-Current Liabilities		**$ -**	**$ -**
TOTAL LIABILITIES		**$ 1**	**$ -**
SHAREHOLDERS' EQUITY:			
Common Stock	20	$ 0	$ 0
Additional Paid-in Capital	20	$ 45	$ 5
Retained Earnings	21	$ (43)	$ (3)
Accumulated Other Comprehensive Income	22	$ -	$ -
Total Shareholders' Equity		**$ 2**	**$ 2**
TOTAL LIABILITIES AND EQUITY		**$ 3**	**$ 2**

Tripmix Inc.
STATEMENT OF CASH FLOWS

Incorporation Date: 21-Jun-2024

For the Year Ended December 31
(In thousands)

	Note	2025	2024
OPERATING ACTIVITIES:			
Net Income / (Loss)	23	$ (40)	$ (3)
Adjustments to reconcile net income:			
Depreciation and Amortization	4	$ -	$ -
Bad Debt Expense	9	$ -	$ -
Stock-based Compensation	24	$ -	$ -
Deferred Tax Expense	19	$ -	$ -
Changes in Operating Assets and Liabilities:			
Accounts Receivable	9	$ -	$ -
Inventory	10	$ -	$ -
Prepaid Expenses	11	$ -	$ -
Accounts Payable	16	$ -	$ -
Accrued Liabilities	17	$ 1	$ -
Net Cash Provided by Operating Activities		**$ (39)**	**$ (3)**
INVESTING ACTIVITIES:			
Capital Expenditures	12	$ -	$ -
Startup Costs Capitalized	14	$ -	$ -
Acquisition of Business	25	$ -	$ -
Sale of Equipment		$ -	$ -
Investment in Securities		$ -	$ -
Net Cash Used in Investing Activities		**$ -**	**$ -**

Tripmix Inc.
STATEMENT OF CASH FLOWS

Incorporation Date: 21-Jun-2024

For the Year Ended December 31
(In thousands)

	Note	2025	2024
FINANCING ACTIVITIES:			
Proceeds from Debt	18	$ -	$ -
Repayment of Debt	18	$ -	$ -
Issuance of Common Stock	20	$ -	$ 0
Additional Paid-in Capital	20	$ 40	$ 5
Dividends Paid	26	$ -	$ -
Share Repurchases	27	$ -	$ -
Net Cash Provided by (Used in) Financing Activities		**$ 40**	**$ 5**
NET INCREASE (DECREASE) IN CASH		**$ 1**	**$ 2**
Cash and Cash Equivalents, Beginning of Year		$ 2	$ -
Cash and Cash Equivalents, End of Year		**$ 3**	**$ 2**

SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash Paid for Interest		$ -	$ -
Cash Paid for Income Taxes		$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Acquisition of Equipment through Capital Lease		$ -	$ -
Stock Issued for Business Acquisition		$ -	$ -

Tripmix Inc.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Incorporation Date: 21-Jun-2024

For the Year Ended December 31
(In $USD thousands, except share data)

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
	Note 20.1	Note 20.2	Note 20.3	Note 21	Note 22	
Balance, December 31, 2023	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**	**$ -**
Net Income / (Loss)	**NA**		**NA**	**$ (3)**	**NA**	**$ (3)**
Other Comprehensive Income:						
Foreign Currency Translation					$ -	
Unrealized Gains on Securities					$ -	
Total Comprehensive Income					**$ -**	**$ -**
Issuance of Common Stock ($0.00001 Par)	$ 0		$ 5			**$ 5**
Issuance of Preferred Stock		$ -				$ -
Stock-based Compensation			$ -			$ -
Dividends Declared ($0.xx per share)				$ -		$ -
Share Repurchases	$ -		$ -			$ -
Balance, December 31, 2024	**$ 0**	**$ -**	**$ 5**	**$ (3)**	**$ -**	**$ 2**
Net Income / (Loss)	**NA**		**NA**	**$ (40)**	**NA**	**$ (40)**

Tripmix Inc.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Incorporation Date: 21-Jun-2024

For the Year Ended December 31

(In $USD thousands, except share data)

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
	Note 20.1	Note 20.2	Note 20.3	Note 21	Note 22	
Other Comprehensive Income:						
Foreign Currency Translation					$ -	
Unrealized Gains on Securities					$ -	
Total Comprehensive Income					**$ -**	**$ -**
Issuance of Common Stock ($0.00001 Par)	$ -		$ 40			**$ 40**
Issuance of Preferred Stock		$ -				**$ -**
Stock-based Compensation			$ -			**$ -**
Dividends Declared ($0.xx per share)				$ -		**$ -**
Share Repurchases	$ -		$ -			**$ -**
Balance, December 31, 2025	**$ 0**	**$ -**	**$ 45**	**$ (43)**	**$ -**	**$ 2**

Tripmix Inc.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

Incorporation Date: 21-Jun-2024

For the Year Ended December 31
(In $USD thousands, except share data)

Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Equity
Note 20.1	Note 20.2	Note 20.3	Note 21	Note 22	

Shares Outstanding:	
Beginning of Year 2024:	**-**
Common	-
Preferred	-
Issued During 2024:	9,000,000
+ Common	9,000,000
+ Preferred	-
End of Year 2024	**9,000,000**
Common	9,000,000
Preferred	-
Issued During 2025:	-
+ Common	-
+ Preferred	-
End of Year 2025	**9,000,000**
Common	9,000,000
Preferred	-

Tripmix Inc.
NOTES TO FINANCIAL STATEMENTS

Incorporation Date: 21-Jun-2024

	December 31, 2025	December 31, 2024
Note 1 - Revenue Recognition		
The Company recognizes revenue when performance obligations are satisfied.		The Company was in pre-revenue stage in 2024.
Sales revenue such as for travle guides and itineraries are recognized at point of delivery.		
Commission revenue is earned on an agreed fixed amount or a percentage of travel bookings with travel partners such as resorts and tour operators.	The Company earned a $1K commission from an early adopter tour operator during the year.	
Note 2 - Cost of Goods Sold	N/A	N/A
Cost of goods sold includes any direct materials, labor, and overhead for any products sold.		
As the Company's products & services are digital, the Company carries no Inventory.		
Note 3 - Operating Expenses		
Marketing expenses include sales commissions, services marketing, and distribution costs.	Marketing expenses of $8K for 2025 were driven mainly by services and events.	The Company incurred minimal ($3K) operating costs in 2024
General & administrative expenses include executive compensation and corporate overhead.	G&A Expenses of $4K for 2025 consists of digital infrstructure tool subscriptions and state franchise taxes.	
Research & development expenses include application infrastructure & development costs.	R & D Expenses of $29K for 2025 consists of application development services and development tool subscriptions.	

Tripmix Inc.
NOTES TO FINANCIAL STATEMENTS

Incorporation Date: 21-Jun-2024

	December 31, 2025	December 31, 2024
Note 4 - Depreciation and Amortization	NA	NA
Property, plant & equipment is depreciated using straight-line method.		
Useful lives: Buildings 40 years, Equipment 5-10 years, Vehicles 5 years.		
Intangible assets are amortized over their estimated useful lives.		
Note 5 - Other Income (Expense)	N/A	N/A
Interest income earned on cash equivalents and investments.		
Interest expense on debt obligations.		
Other income includes gains/losses on asset disposals.		
Note 6 - Income Taxes		
The Company is subject to federal and state income taxes.	The Company had no taxable income for the year	The Company had no taxable income for the year
Effective tax rate		
Deferred tax assets and liabilities arise from temporary differences.		
Note 7 - Earnings Per Share	N/A	N/A
Basic EPS calculated using weighted average shares outstanding.		
Diluted EPS includes effect of stock options and warrants.		
Note 8 - Cash and Cash Equivalents		
Cash includes checking account at Bank of America.		
Note 9 - Accounts Receivable	N/A	N/A
Accounts receivable are stated net of allowance for doubtful accounts.		
Allowance is estimated based on historical collection experience.		

Tripmix Inc.
NOTES TO FINANCIAL STATEMENTS

Incorporation Date: 21-Jun-2024

	December 31, 2025	December 31, 2024
Note 10 - Inventory		N/A
Inventory consists of raw materials, work in process, and finished goods.	As the Company's products & services are digital, the Company carries no Inventory.	
Note 11 - Prepaid Expenses	N/A	N/A
Prepaid expenses include insurance, rent, and other advance payments.		
Note 12 - Property, Plant & Equipment	N/A	N/A
PP&E is stated at cost less accumulated depreciation. Major additions and improvements are capitalized. Maintenance and repairs are expensed as incurred.		
Note 13 - Intangible Assets	N/A	N/A
Intangible assets include patents, trademarks, and software. Amortized over estimated useful lives of 5-15 years.		
Note 14 - Startup Costs	N/A	N/A
Startup costs represents various entity formation costs such as licenses and permits and other early product development and infrastructure costs.		
Note 15 - Investment in Subsidiaries	N/A	N/A
Investments in subsidiaries are accounted for using equity method.		

Tripmix Inc.
NOTES TO FINANCIAL STATEMENTS

Incorporation Date: 21-Jun-2024

	December 31, 2025	December 31, 2024
Note 16 - Accounts Payable	N/A	N/A
Accounts payable represent amounts owed to suppliers and vendors.		
Note 17 - Accrued Liabilities		N/A
Accrued liabilities include wages, benefits, and other operating expenses.	Accrual for Franchise Taxes payable of $1K in 2025.	
Note 18 - Debt	N/A	N/A
The Company has not incurred any debt for the financial years presented.		
Note 19 - Deferred Tax Liabilities	N/A	N/A
Deferred tax liabilities arise from temporary differences in depreciation methods.		
Note 20.1 - Common Stock		
Authorized: 10,000,000 shares of $0.00001 par value common stock at incorporation date of 21-Jun-2024. There is only one class of common stock with equal voting power at the end of 2025.		
Outstanding: 9,000,000 shares at December 31, 2024. Unissued 1,000,000 shares reserved for future option pool.	No new shares were issued during the year.	$90 of 9mm shares of Common Stock at $0.00001 par value issued at incorporation date.
Note 20.2 - Preferred Stock	N/A	N/A
Preferred Stock information and terms such as Title, Dividend Rate and Type, Redemption Terms, Conversion Features, Liquidation Preferences and Voting Rights will be dlsclosed upon authorization and issuance.	None authorized as of 31-Dec-2025.	None authorized as of 31-Dec-2024.

Tripmix Inc.
NOTES TO FINANCIAL STATEMENTS

Incorporation Date: 21-Jun-2024

	December 31, 2025	December 31, 2024
Note 20.3 - Additional Paid-In-Capital		
Additional Paid-In Capital (APIC) is the amount of money shareholders contribute to a company in excess of the par value of its stock.	An additional $40K cash APIC from founders' was contributed during the year in 2025 to bring the year end total to $45K.	Balance of $5K at 31-Dec-24 represents the founders' contribution during the year of 2024.
Note 21 - Retained Earnings		
Retained earnings represent cumulative earnings less dividends paid.	No dividends were declared or paid in rthe year	No dividends were declared or paid in rthe year
Note 22 - Accumulated Other Comprehensive Income	N/A	N/A
Includes foreign currency translation adjustments and unrealized gains/losses.		
Note 23 - Net Income Reconciliation		
Net income per income statement reconciles to cash flow statement.		
Note 24 - Stock-based Compensation	N/A	N/A
The Company grants stock options to employees and directors.		
Fair value determined using Black-Scholes model.		
Note 25 - Business Acquisitions	N/A	N/A
Details of any business acquisitions during the year.		
Note 26 - Dividends	N/A	N/A
Dividends declared and paid during the year.		
Note 27 - Share Repurchases	N/A	N/A
Details of share repurchase program and activity.		

Tripmix Inc.
Additional Notes to the Financial Statements
$USD

1. **PREDECESSOR ENTITY**
   Tripmix Inc. was incorporated June 21, 2024. It acquired assets from Starboard Ventures LLC (a predecessor/related entity) in September 2024.

2. **RELATED PARTY TRANSACTION**
   During the period June 21, 2024 (inception) through December 31, 2024, the Company's founders contributed $5K to fund initial operations. During the year ended December 31, 2025, the founders made additional contributions of $40K. Total founder contributions through December 31, 2025 were $45K, reflected in additional paid-in capital. These amounts were contributed without expectation of repayments

3. **SUBSEQUENT EVENT NOTE**
   The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.